UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                             DIVERSIFIED FUNDS, INC.
                             -----------------------
                 (Name of Small Business Issuer in its Charter)


              LOUISIANA                                  62-1708648
   ---------------------------------               ----------------------
     (State or other jurisdiction                      (IRS Employer
   of incorporation or organization)               Identification Number)

     210 CROWN POINT CIRCLE, SUITE 108
          LONGWOOD, FLORIDA                                 32779
   ---------------------------------               ----------------------
 (Address of principal executive offices)                (Zip code)

Issuers telephone number     (407) 862-2212
                             --------------

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

                          COMMON STOCK, $0.00 PAR VALUE
                          -----------------------------
                                 (Title of class)

                                     PART I

ITEM  1.          DESCRIPTION  OF  BUSINESS

Diversified Funds, Inc., is filing this form 10-SB on a voluntary basis in order to make Diversified Funds, Inc.'s financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

The Company was Incorporated under the Laws of the State of Louisiana on November 25, 1983. The original Articles of Incorporation provided for authorized capital of ten thousand (10,000) shares of common stock at ten cents ($.10) par value. On July 10, 1985, the shareholders of the Company approved an amendment to the Articles of Incorporation changing the authorized capital to thirty million (30,000,000) common shares of capital stock with no par value ($0.00). The amended Articles were filed with the State of Louisiana on August 8, 1997. The Company was formed with the stated purpose of conducting any lawful business activity.

The Company never engaged in an active trade or business throughout the period from inception through 1997. On or about July 14, 1997, the directors determined that the Company should become active and reinstated the Company with the State of Louisiana, and began seeking potential operating businesses and business opportunities with the intent to acquire or merge with such business.

On April 28, 1999, Diversified Funds, Inc. acquired all of the stock of Food Safety Systems, Inc., a Nevada corporation. Food Safety Systems, Inc. is a wholly owned subsidiary of Diversified Funds, Inc.

Food Safety Systems, Inc. has developed a complete process that incorporates an application and monitoring system utilizing either existing or custom designed spray application of Food Safe materials to fruit and vegetables after the initial chlorine bath. The program continuously monitors water quality, Oxidation Reduction Potential (ORP) , ph, chlorine concentration and maintains continuous records in encrypted form that satisfies HACCP requirements.

The Food Safety Program is a proprietary process developed in accordance with FDA specifications. The process reduces and keeps bacterial counts well under USDA/FDA and most consumer guidelines.

The Food Safe Program reduces or eliminates E. Coli and other microbial pathogens upon contact. Additionally, the emulsified spray continues to retard the growth of additional microbial pathogens during shipping and display, allowing for longer shelf life.

The Company's principal executive offices are located at 210 Crown Point Circle, Suite 108, Longwood, Florida 32779.

PRODUCTS  AND  SERVICES

The Company has developed a complete process that incorporates an application and monitoring system utilizing either existing or custom designed spray application of Food Safe materials to fruit and vegetables after the initial chlorine bath. The program continuously monitors water quality, Oxidation Reduction Potential (ORP) , ph, chlorine concentration and maintains continuous records in encrypted form that satisfies HACCP requirements. Any chemical run off is neutral and is accepted in municipal waste water systems nationwide with no special permitting required. The Company offers several different types of chemicals and treatments, depending upon the nature of the product and the objectives of the purchasers.

The Company believes its customer base is stable in that the Company provides washing and monitoring systems and equipment to its customers under lease. Additionally, each customer that is leased equipment must purchase chemicals exclusively from the Company. Company personnel install the equipment or system at each customers facility, and provide instruction and training. The Company believes customer turnover will be low due to the quality of the products and system, and the level of service provided on a regular basis. Minimum lease periods begin at three years, with some going as high as ten years.

The  Company  markets  the  following:

The Automated Truck "Worsher" -- The first automated truck and/or van sanitizer. This machine utilizes ozone, peroxy acids or UV disinfection agents to completely sanitize the interior of any conveyance of perishable commodities. The "Worsher" effectively sanitizes truck trailers, ocean going vans or other methods of transporting fruit, vegetables, meat, poultry or fish. By reducing or eliminating contaminants from the interior of these conveyances, the safety and cleanliness of the commodities being transported is ensured. A certificate of sanitation is issued with each complete sanitation cycle which ensures that the cleanliness chain is unbroken.

The Automated Commercial Produce "Worsher" -- The first automated commercial produce "Worsher". This machine utilizes ozone, peroxy acids or UV disinfection agents to safely wash and disinfect fruits and vegetables. It is suitable for the kitchens of hotels, restaurants, commissaries and institutions. It is fully self contained (only water and power are required). It effectively reduces or eliminates pesticide residue and pathogens present on the surface of fruit and vegetables. It ensures a clean, safe product that will ultimately be served to consumers. Additionally, by removing surface pathogens, the shelf-life of products is extended, reducing waste and costs of meal preparation.

The Automated Home Produce "Worsher" -- The first automated home produce "Worsher". This machine utilizes ozone, peroxy acids or UV disinfection agents to safely wash and disinfect fruits and vegetables. It is suitable for home use and is used in conjunction with any stainless basin, existing water and power supplies. It has an automated wash cycle with spray wand and is completely EPA/OSHA environmentally friendly. It has an external control panel and gauges that are easily accessible and is affordably priced. It is used to maintain the safety of fruit and vegetables by reducing or eliminating pathogens on the surface of the product. It is HACCP protocol compliant. It further lengthens the shelf life of the fruit and vegetables by reducing or eliminating pathogens on the surface of the product.

The Automated Packing System "Worsher" -- The Company offers growers/packers/shippers previously unobtainable decontamination and sterilization of agricultural produce using environmentally friendly processes. These processes include, but are not limited to, chlorination, ozone, peroxy acids, UV or electronic pasteurization of fruits and vegetables. These processes reduce or eliminate the presence of microbial pathogens on the surface of fruit and vegetables at the packing shed/distribution level prior to packing and shipment to distributors and/or retailers. The reduction or elimination of pathogens lengthens the shelf-life of the produce and maintains the sanitation of the product throughout the distribution chain. Additionally, by monitoring the sanitation of the product, a proper audit trail is established whereby any problems that may occur have complete traceback capability.

The Company does not employ any processes or operations which are limited by availability of materials or suppliers, as all components of the Company's products and systems are commercially available and can be purchased from a number of sources. The uniqueness of the products marketed is in the combination and processes, which are strictly monitored.

Over the first twelve months of the business plan, the Company intends to take the following steps in order to make its services available; raise capital of $1,000,000 to $1,250,000 through the sale of equity securities via a private placement during months one through eight, open four offices, in Texas (Houston office opened October 1, 1999), Florida, Maryland and New York during months six through ten with a budget of $800,000 for installation of machinery, $200,000 for salaries, and 100,000 for advertising and other operating expenses during months six through twelve. Management plans to continue penetration of additional markets in year two.

There is no business in operations currently which competes directly with the Company. Management is aware of a number of business which market chlorine baths for use in the food safe industry. Although Management has limited access to in-depth information regarding the operation of these chlorine bath businesses, Management believes that the Company can effectively compete because of Management's extensive knowledge of the food and food safe industry gained from over seventy years of experience.

Management is not aware of any significant barriers to the Company's entry and penetration into the food safe business, however, the Company at this time has only a negligible market share of this market.

The Company's business is not subject to direct material regulation by federal governmental agencies.

The Company does not have a formal research and development division. The Company regards intellectual property rights as essential to its success, and relies on trademark rights and confidentiality agreements, between and amongst its partners, employees and others, to protect its proprietary interests. The company is the proprietor of a service mark on the Food Safety Systems, Inc. mark. There is no assurance that the steps taken to protect the Company's proprietary rights will be adequate, or that third parties will not infringe or misappropriate its service marks or similar proprietary rights. The Company does not currently hold any patents on its chemical formulas.

The Company has entered into several advertising programs, but has grown primarily through direct sales efforts, and referrals from customers. Although the Company believes it competes in a new but fragmented market with few large competitors, there is no assurance that the Company will not in the future compete against larger companies with greater financial resources.

The Company currently has six full-time employees and one part-time employee. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.

Competition in the food safety business is fragmented, with the bulk of the competition as family owned or closely held businesses. Some of these businesses are being considered as potential acquisition candidates. However, at the present time, the Company has no plans for such acquisitions. The Company believes many of these businesses use antiquated, inefficient methods, and the Company believes that an opportunity exists for it to become a primary service provider nationwide by acquiring certain carefully selected facilities, while at the same time building new modern facilities in key markets. The Company will require external financing to execute its acquisition and expansion strategy. At this time the Company has reviewed several financing alternatives, but can provide no assurance that such financing will be available on favorable terms, if at all.

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The Company's management is familiar with all the software that will be utilized in its business plan and has confirmation from third party suppliers that its software is certified Year 2000 compatible for all of its computing requirements. In addition embedded technology systems such as micro processors in telephone systems and other non-computer devices that will be purchased per the Company's business plan will be Year 2000 compatible.

While the Company has made what it believes to be adequate inquiries of its software suppliers as to Year 2000 compliance, there can be no guarantee the software suppliers will be adequately prepared for every possible contingent Year 2000 software problem, which could have a minor adverse effect on the Company's results of operations. Management's contingency plan for Year 2000 hardware and software business disruptions involves the purchase of new off-the-shelf Year 2000 compatible software and hardware should it be necessary. The total cost is not anticipated to be a material expense to the Company at this time.

ITEM  2          MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR PLAN OF OPERATIONS

The Company's current cash balance is $12,740.00. Management believes the current cash balance is sufficient to fund the current minimum level of operations through October of 1999, however, in order to advance the Company's business plan the Company must raise capital through the sale of equity securities.

During the first twelve months of the business plan, the Company intends to take the following steps in order to make its products and services available; raise capital of $1,000,000 to $1,250,000 through the sale of equity securities via a private placement during months one through eight, open four offices, in Texas (Houston office opened October 1, 1999), Florida, Maryland and New York during months six through ten with a budget of $800,000 for installation of machinery, $200,000 for salaries, and 100,000 for advertising and other operating expenses during months six through twelve. Management plans to continue penetration of additional markets in year two. Management has taken several steps to implement its business plan. On October 1, 1999, the Company opened a distribution facility in Houston, Texas. A second warehouse is scheduled to be opened in Jacksonville, Florida, on or about November, 1999. After raising capital, Management intends to continue to utilize its experience in identifying and securing distribution facilities, hire sales and plant management personnel, and expand operations. The Company intends to use its equity capital to fund the Company's business plan as cash flow from sales is estimated to begin within thirty days after the Company opens each distribution facility in months six through ten. The Company will face considerable risk in each of its business plan steps, such as difficulty of securing adequate warehouse facilities within its budget, difficulty of hiring competent personnel within its budget, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank, reduced cash flow, and funds loaned by the directors and officers. The Company's directors and Officers have no formal commitments or arrangements to advance or loan funds to the Company. In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps as contemplated, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company would be limited during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

ITEM  3          DESCRIPTION  OF  PROPERTY

Longwood, Florida. The Company operates from its offices at 210 Crown Point Circle, Suite 108, Longwood , Florida 32779. Space is provided to the Company on a rent free basis by Mr. Durket, an officer and director of the Company, and it is anticipated that this arrangement will remain until such time as the Company experiences sufficient cash flow to provide for such an expense.

Mesa, Arizona. Food Safety Systems, Inc. leases office space for $3,500.00 per month. The lease is for a period of six months then converts to a month to month basis.

Houston, Texas. Food Safety Systems, Inc. leases 900 square feet of office space for $500.00 per month. The lease is for a period of three years.

Additionally, the Company owns $71,931 worth of equipment and $9,873 in leasehold improvements, the majority of which is located in the Houston, Texas, distribution facility.

ITEM  4          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND  MANAGEMENT

Name and Address            Beneficial Ownership  Percent of Class
--------------------------  --------------------  -----------------
Steven Lorne Durket. . . .               416,667              8.49%
210 Crown Point Circle
Suite 108
Longwood, Florida  32779

C.W. "Bill" Karney . . . .               300,000              6.11%
350 W. Caldwell Avenue
Visalia, California  93277

Cede & Co. . . . . . . . .             1,051,100             21.42%
PO Box 222
Bowling Green Station
New York, NY  10247

ITEM  5          DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Name                 Age         Position         Held Since
-------------------  ---  ----------------------  -----------
Steven Lorne Durket   39  President and Director  March, 1999
                          Secretary

C.W. "Bill" Karney.   58  President, Food Safety  April, 1999
                          Systems, Inc.

The directors of the company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers of the Company are appointed annually by the Board of Directors and hold office until their successors are duly appointed and qualified. Each Officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

No Director, Officer, Affiliate or Promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any criminal proceedings, or is any such person the subject of any order, judgment or decree involving the violation of any state or federal securities laws.

Steven  Lorne  Durket  --  Mr. Durket was appointed to the Board of Directors on
---------------------
March 22, 1999, to fill a vacancy. Mr. Durket graduated in 1982 from the Ohio State University with a Bachelors of Science degree in Business Administration, and in 1985 from Capitol University with a Juris Doctorate. Mr. Durket currently practices law in Orlando, Florida. Mr. Durket is a member of the Florida State Bar, the District of Colombia Bar, the United States District Court, Middle District of Florida, the United States Supreme Court, and the
Orange County Bar Association. Mr. Durket is a member of Who's Who in Law, a panel arbitrator for the American Arbitration Association, and an Adjunct Professor of Law at Rollins College. Mr. Durket is also active in the American Cancer Society, the Orlando Science Center, the Orlando Museum of Art, and other local charitable organizations, and has served on the Board of Directors of several public and private corporations.

C.W.  "Bill"  Karney  --  Mr.  Karney is a founder of Food Safety Systems, Inc.,
--------------------
and currently serves as its President and Chief Executive Officer. Mr. Karney brings over 35 years of experience in the produce business to the Company. Mr. Karney has been involved in, among other things; domestic and international grower relations for produce grown throughout the United States, Chile and Mexico; farm management of row crop and fruit growing operations; establishment of quality control standards for fresh market shipping of fruits and vegetables; U.S. Department of Agriculture shipping point and terminal market inspections;
U.S. Department of Defense fresh fruit and vegetable buying contract officer; consultant to numerous companies including Granada Marketing, Bartell Marketing, Golden Maid Packers, ICN Produce, and JR Wood Company regarding sales and distribution of fresh fruit and vegetables; quality control inspections of imported fruit and vegetables arriving at the port of San Pedro, CA; and, consultant to DTN, Inc., a provider of electronic information services to the produce industry on a nation-wide scale

ITEM  6          EXECUTIVE  COMPENSATION

Officers  and  Directors  receive  no  remuneration  at  this time.  All Company
Officers and Directors are entitled to reimbursement of funds advanced to pay expenses in connection with the Company's business.

The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers or directors through this date. Further, the Company has not entered into any employment agreement with any of its officers and directors at this time. It is intended that the Company's officers and directors will defer any compensation until such time as the business cash flow can provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

ITEM  7          CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

There have been no related party transactions, or other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

The Officers and Directors are, so long as they are officers and directors, subject to the restriction that all opportunities contemplated by the Company's plan of operation which came to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to, the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, than said officers and directors would abstain from any involvement in negotiation or voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so.

The Issuer is not expected to have business dealings with affiliates, however, if there are such dealings, the parties will deal on terms competitive in the market, and on the same terms as either party would deal with a third person. Stockholders shall be kept apprised of any such dealings. Presently, none of the Officers, Directors, or Stockholders of the Company have any properties which they contemplate offering to the Company.

ITEM  8          DESCRIPTION  OF  SECURITIES

Common  Stock
The authorized capital stock of the Company consists of 30,000,000 shares of common stock, with no par value per share, of which 4,905,000 are issued and outstanding as of the date hereof. The shares are all one class, common, with like rights and privileges. Each share is entitled to participate equally in dividends and distributions declared by the Company. All shares of the Company's common stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by shareholders. The shares have no preemptive, subscription, conversion or redemption rights and may only be issued as fully paid and non assessable shares. Cumulative voting in the election of directors is not allowed, which means that the majority of the shares entitled to vote will be able to elect the entire Board of Directors and that minority shareholders will not have the power to elect any members to the Board.

Preferred  Stock
The  Company  does  not  have  any  preferred  stock,  authorized  or  issued.

Presently, the Company has no agreements or understanding, express or implied, with any person or entity concerning such options, warrants or calls entitling the future purchase of the Company's common voting stock. There are no issued or outstanding options, warrants, or calls entitling any person to purchase any shares of the Company's common stock. The Company may, however, adopt a plan in the future pursuant to which options, warrants, or calls would be made available to Officers, Directors and key employees as an incentive to attract and maintain their services on behalf of the Company.

                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock trades under the symbol "DVFU" on the OTC Electronic Bulletin Board. The market for the common stock on the OTC Electronic Bulletin Board is limited, sporadic, and highly volatile. The following table sets forth the high and low prices per share of the common stock since the common stock began trading on January 27, 1999, as reported by the OTC Electronic Bulletin Board. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                  High    Low
    Fiscal 1999

First Quarter .  $ 5.25  $ 1.25
Second Quarter.  $ 1.75  $0.375
Third Quarter .  $2.156  $0.218

On October 1, 1999, the last bid price of the Common Stock as reported by the OTC Electronic Bulletin Board was $1.06250. The Company believes that as of October 1, 1999, there were approximately 128 record owners of its common stock. The Company can offer no assurance that it will generate earnings on which cash dividends can be paid. Holders of shares of Common Stock are entitled to dividends when, and if, declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

The  Transfer  Agent  for  the  Company's  Common  Stock is Idaho Stock Transfer
Company,  421  Coeur  d'Alene  Avenue,  Suite  3,  Coeur  d'Alene,  Idaho  83814

ITEM  2          LEGAL  PROCEEDINGS

To the knowledge of the Company, its Officers and Directors, neither the Company nor any of its Officers or Directors are a party to any material legal proceeding or litigation contemplated or threatened as of this date.

ITEM  3          CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

None.

ITEM  4          RECENT  SALES  OF  UNREGISTERED  SECURITIES

The following information sets forth certain information for all securities the company sold within the past three years, without registration under the Securities Act of 1933, as amended ("Securities Act"). There were no underwriters in any of these transactions, nor were any sales commissions paid thereon.

1.     In  July,  1998,  the  Company issued an aggregate of 2,000,000 shares to
eight  non-     affiliates  in  exchange  for  cash  in the aggregate amount of
$20,000.00.  The  Company     valued  these  shares  at  $20,000.00 or $0.01 per
share.  The  Company  believes  the          securities  issued were exempt from
registration  pursuant  to  Regulation  D,  Rule 504, of the     Securities Act.

ITEM  5          INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

The Company's By-laws allow for the indemnification of Company Officers and Directors in regard to their carrying out duties of their offices. The By-laws also allow for reimbursement of certain legal defenses. The By-laws state as follows:

The corporation shall indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlements, actually and reasonably incurred by him or her in connection with such action, suit, or proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonable believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. However, no indemnification shall be provided in any action or suit by or in the right of the corporation to procure a judgment in its favor, with respect to any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation. Indemnification hereunder shall be made by the corporation only as authorized in the specific case on a determination by a majority of disinterested directors, that such individual met the applicable standard of conduct set forth above. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not meet the applicable standard of conduct. Indemnification hereunder shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors, and administrators of such a person.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons "controlling" the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S









                            intentionally left blank

                                    PART III

                                    EXHIBITS

Exhibit 2  Articles of Incorporation       Attached
Exhibit 3  Bylaws                          Attached
Exhibit 4  Material Contracts              None
Exhibit 5  Subsidiaries of the Registrant  Attached
Exhibit 6  Material Foreign Patents        None


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


               Diversified  Funds,  Inc.


Date:     October 1, 1999           By /s/ Steven Lorne Durket
                                       -----------------------------------------
                                       Steven Lorne Durket, President & Director


Date:     October 1, 1999              By /s/ Steven Lorne Durket
                                       -----------------------------------------
                                       Steven Lorne Durket, Secretary

                             DIVERSIFIED FUNDS, INC.
                          AUDITED FINANCIAL STATEMENTS
                      APRIL 30, 1999 AND DECEMBER 31, 1998

                                TABLE OF CONTENTS


                                                             PAGE
                                                             ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS              1

FINANCIAL STATEMENTS
  Consolidated Balance Sheets                                 2-3
  Consolidated Statements of Operations                         4
  Consolidated Statements of Cash Flows                       5-6
  Consolidated Statements of Stockholders' Equity (Deficit)   7-8
  Notes to Consolidated Financial Statements                 9-19

                      ALBRIGHT, PERSING & ASSOCIATES, LTD.

                          CERTIFIED PUBLIC ACCOUNTANTS
                          1025 Ridgeview Dr., Suite 300
                               Reno, Nevada 89509



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


To  the  Shareholders  and  Board  of  Directors
Diversified  Funds,  Inc.

     We have audited the accompanying consolidated balance sheets of Diversified Funds, Inc. and subsidiary (a development stage company) as of April 30, 1999 and December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the four month period ended April 30, 1999 and the year ended December 31, 1998 and for the period from inception (November 25, 1983) to April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Funds, Inc. as of April 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the four month period ended April 30, 1999, the year ended December 31, 1998 and for the period from inception (November 25, 1983) to April 30, 1999 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                 /S/ ALBRIGHT, PERSING & ASSOCIATES, LTD.

Reno,  Nevada
September  23,  1999

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                      APRIL 30, 1999 AND DECEMBER 31, 1998
                            (SEE ACCOUNTANTS' REPORT)


                      ASSETS
                                                  April 30,    December 31,
                                                    1999           1998
                                                -------------  -------------
Current Assets
Cash . . . . . . . . . . . . . . . . . . . . .  $         52   $       9,314
Accounts receivable, related parties . . . . .        31,030               -
Prepaid expenses . . . . . . . . . . . . . . .         1,765               -
                                                -------------  -------------
Total Current Assets . . . . . . . . . . . . .        32,847           9,314
                                                -------------  -------------

Property and Equipment
Machinery and equipment. . . . . . . . . . . .        77,146               -
Leasehold improvements . . . . . . . . . . . .         9,873               -
                                                -------------  -------------
                                                      87,019               -
Less: accumulated depreciation . . . . . . . .       (16,876)              -
                                                -------------  -------------
Net Property and Equipment . . . . . . . . . .        70,143               -
                                                -------------  -------------

Other Assets
Goodwill, net of accumulated amortization
  of $-0-. . . . . . . . . . . . . . . . . . .       246,916               -
Deferred tax asset, net of valuation allowance
  of $48,609 in 1999 and $15,431 in 1998 . . .             -               -
                                                -------------  -------------
Total Other Assets . . . . . . . . . . . . . .       246,916               -
                                                -------------  -------------

Total Assets . . . . . . . . . . . . . . . . .  $    349,906   $       9,314
                                                =============  =============

     The  accompanying notes are an integral part of these financial statements.

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                      APRIL 30, 1999 AND DECEMBER 31, 1998
                            (SEE ACCOUNTANTS' REPORT)


 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                                                 April 30,     December 31,
                                                   1999            1998
                                               -------------  --------------
Current Liabilities
Accounts payable. . . . . . . . . . . . . . .  $     28,451   $          19
Current portion of capital lease obligation .        15,878               -
Note payable - Stockholder. . . . . . . . . .        96,030               -
                                               -------------  --------------
Total Current Liabilities . . . . . . . . . .       140,359              19

Capital Lease Obligation - Long term portion.        49,418               -
                                               -------------  --------------

Total Liabilities . . . . . . . . . . . . . .       189,777              19
                                               -------------  --------------

Stockholders' Equity (Deficit)
Common stock, no par value
  authorized 30,000,000 shares,
  issued and outstanding 4,855,000
  shares at April 30, 1999 and 4,520,000
  at December 31, 1998. . . . . . . . . . . .       210,000          42,500
Additional paid-in-capital. . . . . . . . . .         4,200           4,200
Deficit accumulated in the development
  stage . . . . . . . . . . . . . . . . . . .       (54,071)        (37,405)
                                               -------------  --------------
Total Stockholders' Equity (Deficit). . . . .       160,129           9,295
                                               -------------  --------------

Total Liabilities and Stockholders'
Equity (Deficit). . . . . . . . . . . . . . .  $    349,906   $       9,314
                                               =============  ==============

     The  accompanying notes are an integral part of these financial statements.

                              DIVERSIFIED FUNDS, INC.
                           (A DEVELOPMENT STAGE COMPANY)
                       CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE PERIODS ENDED APRIL 30, 1999, DECEMBER 31, 1998
                AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                             (SEE ACCOUNTANTS' REPORT)


                                  Four
                                 Months              Year             Inception
                                  Ended              Ended             Through
                                April 30,          Dec. 31,           April 30,
                                  1999               1998               1999
                            -----------------  -----------------  -----------------
Net Sales. . . . . . . . .  $              -   $              -   $              -
                            -----------------  -----------------  -----------------

Cost of Goods Sold . . . .                 -                  -                  -
                            -----------------  -----------------  -----------------

Gross Profit . . . . . . .                 -                  -                  -

Operating Expenses . . . .            16,705              5,716             54,110
                            -----------------  -----------------  -----------------

Loss from Operations . . .           (16,705)            (5,716)           (54,110)

Other Income (Expense):
Interest income. . . . . .                39                  -                 39
                            -----------------  -----------------  -----------------

Loss Before Provision for
Income Taxes . . . . . . .           (16,666)            (5,716)           (54,071)

Income Taxes . . . . . . .                 -                  -                  -
                            -----------------  -----------------  -----------------

Net Loss . . . . . . . . .  $        (16,666)  $         (5,716)  $        (54,071)
                            =================  =================  =================

Basic and Diluted Loss Per
Common share . . . . . . .  $           (.01)  $              -   $           (.02)
                            =================  =================  =================

Weighted average
shares outstanding . . . .         4,531,167          3,528,219          2,376,322
                            =================  =================  =================

     The  accompanying notes are an integral part of these financial statements.

                                    DIVERSIFIED FUNDS, INC.
                                 (A DEVELOPMENT STAGE COMPANY)
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE PERIODS ENDED APRIL 30, 1999, DECEMBER 31, 1998
                      AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                                   (SEE ACCOUNTANTS' REPORT)


                                                    Four
                                                   Months           Year          Inception
                                                    Ended           Ended          Through
                                                  April 30,       Dec. 31,        April 30,
                                                    1999            1998            1999
                                               ---------------  -------------  ---------------
Cash Flows from/(for) Operating Activities:
Net (Loss). . . . . . . . . . . . . . . . . .  $      (16,666)  $     (5,716)  $      (54,071)
                                               ---------------  -------------  ---------------
Adjustments to reconcile net loss to
  net cash used in operating activities:
Stock issued for professional
  services rendered . . . . . . . . . . . . .               -              -           29,000
Changes in assets and liabilities net
  of effect of acquisitions:
     Accounts payable . . . . . . . . . . . .           7,352         (2,470)           7,371
                                               ---------------  -------------  ---------------
    Net Adjustments . . . . . . . . . . . . .           7,352         (2,470)          36,371
                                               ---------------  -------------  ---------------

Cash (Used) by Operating Activities . . . . .          (9,314)        (8,186)         (17,700)
                                               ---------------  -------------  ---------------

Cash Flows From Investing Activities:
Cash acquired in acquisitions . . . . . . . .              52              -               52
                                               ---------------  -------------  ---------------

Cash Provided by Investing Activities . . . .              52              -               52
                                               ---------------  -------------  ---------------

Cash Flows From Financing Activities:
Stock issued for cash . . . . . . . . . . . .               -         12,000           17,700
                                               ---------------  -------------  ---------------

Cash Provided by Financing Activities . . . .               -         12,000           17,700
                                               ---------------  -------------  ---------------

Net change in cash. . . . . . . . . . . . . .          (9,262)         3,814               52

Cash at beginning of period . . . . . . . . .           9,314          5,500                -
                                               ---------------  -------------  ---------------

Cash at end of period . . . . . . . . . . . .  $           52   $      9,314   $           52
                                               ===============  =============  ===============

     The  accompanying notes are an integral part of these financial statements.

                                                  DIVERSIFIED FUNDS, INC.
                                               (A DEVELOPMENT STAGE COMPANY)
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  FOR THE PERIODS ENDED APRIL 30, 1999, DECEMBER 31, 1998
                                    AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                                                 (SEE ACCOUNTANTS' REPORT)


                                                                              Four
                                                                             Months            Year           Inception
                                                                             Ended             Ended           Through
                                                                           April 30,         Dec. 31,         April 30,
                                                                              1999             1998             1999
                                                                        ----------------  ---------------  ---------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
----------------------------------------------------------------------

Amount paid for interest . . . . . . . . . . . . . . . . . . . . . . .  $             -   $             -  $             -
                                                                        ================  ===============  ===============

Amount paid for income taxes . . . . . . . . . . . . . . . . . . . . .  $             -   $             -  $             -
                                                                        ================  ===============  ===============

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
----------------------------------------------------------------------

Acquisition of Food Safety Systems, Inc:
  Accounts receivable. . . . . . . . . . . . . . . . . . . . . . . . .  $        31,030   $             -  $             -
  Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . .            1,765                 -                -
  Equipment and leasehold improvements . . . . . . . . . . . . . . . .           70,143                 -                -
  Intangibles and other assets . . . . . . . . . . . . . . . . . . . .          246,968                 -                -
  Liabilities assumed. . . . . . . . . . . . . . . . . . . . . . . . .          (21,080)                -                -
  Capital lease obligation assumed . . . . . . . . . . . . . . . . . .          (65,296)                -                -
  Stockholder notes assumed. . . . . . . . . . . . . . . . . . . . . .          (96,030)                -                -
                                                                        ----------------  ---------------  ---------------

  Stock issued to acquire Food Safety
    Systems, Inc . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       167,500   $             -  $             -
                                                                        ================  ===============  ===============

     The  accompanying notes are an integral part of these financial statements.

                                                DIVERSIFIED FUNDS, INC.
                                             (A DEVELOPMENT STAGE COMPANY)
                                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
                                FOR THE PERIODS ENDED APRIL 30, 1999, DECEMBER 31, 1998
                                  AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                                               (SEE ACCOUNTANTS' REPORT)


                                                                                                 Deficit
                                                                                               Accumulated
                                                                      Additional                 in the
                                                 Common Stock          Paid-in      Treasury   Development
                                          --------------------------
                                             Shares        Amount      Capital       Stock        Stage       Total
                                          -------------  -----------  ----------  ------------  ----------  ----------
Issuance of founders stock on July 25,
1984 for professional services
rendered of $5,000, and $200 cash. . . .        10,000   $    1,000   $    4,200  $          -  $       -   $   5,200

Net loss for year ended 12-31-84 . . . .             -            -            -             -     (5,200)     (5,200)
                                          -------------  -----------  ----------  ------------  ----------  ----------

Balance, December 31, 1984 . . . . . . .        10,000        1,000        4,200             -     (5,200)          -

Issuance of shares of common stock on
   July 12, 1985 for professional
   services rendered at $.01 per share .     2,200,000       22,000            -             -          -      22,000

Issuance of shares of common stock on
   August 30, 1985 for professional
   services rendered at $.01 per share .       200,000        2,000            -             -          -       2,000

Net loss for year ended 12-31-85 . . . .             -            -            -             -    (24,000)    (24,000)
                                          -------------  -----------  ----------  ------------  ----------  ----------

Balance, December 31, 1985 . . . . . . .     2,410,000       25,000        4,200             -    (29,200)          -

Issuance of shares of common stock
    on September 10, 1997 for cash at
 .05 per share in private placement. . .       110,000        5,500            -             -          -       5,500

Net loss for year ended 12-31-97 . . . .             -            -            -             -     (2,489)     (2,489)
                                          -------------  -----------  ----------  ------------  ----------  ----------

Balance, December 31, 1997 . . . . . . .     2,520,000       30,500        4,200             -    (31,689)      3,011

Issuance of shares of common stock
    on July 1, 1998 for cash at $.01
    per share in a public offering, net
    of offering costs of $8,000. . . . .     2,000,000       12,000            -             -          -      12,000

Issuance of share of common stock on
   July 23, 1998 for 100,000 shares of
   common stock of Medical Information
   Synthesis Systems, Inc. at $.01 per
   share in an exchange. . . . . . . . .     2,550,000       45,500            -             -          -      45,500

Recision of acquisition of Medical
   Information Synthesis Systems, Inc. .    (2,550,000)     (45,500)           -             -          -     (45,500)

Net loss for year ended 12-31-98 . . . .             -            -            -             -     (5,716)     (5,716)
                                          -------------  -----------  ----------  ------------  ----------  ----------

Balance, December 31, 1998 . . . . . . .     4,520,000   $   42,500   $    4,200  $          -  $ (37,405)  $   9,295
                                          -------------  -----------  ----------  ------------  ----------  ----------

     The  accompanying notes are an integral part of these financial statements.

                                                DIVERSIFIED FUNDS, INC.
                                             (A DEVELOPMENT STAGE COMPANY)
                                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
                                FOR THE PERIODS ENDED APRIL 30, 1999, DECEMBER 31, 1998
                                  AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                                               (SEE ACCOUNTANTS' REPORT)


                                                                                                 Deficit
                                                                                               Accumulated
                                                                     Additional                  in the
                                                  Common Stock        Paid-in      Treasury    Development
                                           ------------------------
                                              Shares       Amount     Capital       Stock         Stage        Total
                                           ------------  ----------  ----------  ------------  -----------  -----------
Balance, December 31, 1998, from
    previous page . . . . . . . . . . . .     4,520,000  $   42,500  $    4,200  $          -  $  (37,405)  $    9,295
                                           ------------  ----------  ----------  ------------  -----------  -----------

Issuance of share of common stock on
   April 26, 1999 for 1,500 shares of
   common stock of Food Safety Systems,
   Inc. at $.50 per share in a stock-for-
   stock exchange . . . . . . . . . . . .       335,000     167,500           -             -           -      167,500

Net loss for period ended 4-30-99 . . . .             -           -           -             -     (16,666)     (16,666)
                                           ------------  ----------  ----------  ------------  -----------  -----------

Balance, April 30, 1999 . . . . . . . . .     4,855,000  $  210,000  $    4,200  $          -  $  (54,071)  $  160,129
                                           ============  ==========  ==========  ============  ===========  ===========

     The  accompanying notes are an integral part of these financial statements.

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        APRIL 30, 1999, DECEMBER 31, 1998
               AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                            (SEE ACCOUNTANTS' REPORT)


NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES AND BUSINESS ACTIVITY
--------------------------------------------------------------------------------

     This summary of significant accounting policies of Diversified Funds, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business  Activity
------------------

     The Company, a Louisiana corporation located in Longwood, Florida, was incorporated on November 25, 1983, and is currently in the process of fulfilling its business plan for (1) the marketing of new technologies for prolonging the shelf life of fresh fruit and vegetables by reducing or eliminating microbial pathogens, and (2) the development of new technologies in this area.

Principles  of  Consolidation  and  Basis  of  Presentation
-----------------------------------------------------------

     The consolidated financial statements include the accounts of Diversified Funds, Inc. and its wholly owned subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year financial statements to conform to the current years presentation.

Revenue  Recognition
--------------------

     The Company's products are ordered from suppliers when specific customer orders are received. Revenues are recognized when the products are shipped.

Noncash  Securities  Issuance
-----------------------------

     Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the services received in exchange.

Accounting  Method
------------------

     The Company's financial statements are prepared using the accrual method of accounting.

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        APRIL 30, 1999, DECEMBER 31, 1998
               AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                            (SEE ACCOUNTANTS' REPORT)


NOTE  1  -  SUMMARY  OF  SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
------------------------------------------------------------------------------
Continued

Advertising
-----------

     Advertising  costs  are  charged  to  operations  when  incurred.

Net  (Loss)  per  Share
-----------------------

     In February, 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. Upon adoption, all prior EPS data was restated.

     Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

     Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

Statement  of  Cash  Flows
--------------------------

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statement of cash flows.

Income  Taxes
-------------

     Effective January 1, 1993, Diversified Funds, Inc. adopted SFAS No. 109, "Accounting for Income Taxes," which requires a liability approach to financial accounting and reporting for income taxes. The differences between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        APRIL 30, 1999, DECEMBER 31, 1998
               AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                            (SEE ACCOUNTANTS' REPORT)


NOTE  1  -  SUMMARY  OF  SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
------------------------------------------------------------------------------
Continued

Use  of  Estimates
------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosure of contingent assets and liabilities at the date of the financial statements, and (3) reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations  of  Credit  Risk
--------------------------------

     Financial instruments which potentially subject the Company to credit risk consist primarily of cash in bank, trade receivables, and receivables from stockholders and related entities. The Company maintains its cash in various bank deposit accounts. Accounts at each bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. The Company's accounts at these institutions, at times, may exceed federally insured limits. the Company has not experienced any losses in such accounts. At April 30, 1999, all accounts receivable were due from related parties.

Concentrations  of  Operations
------------------------------

     The Company's planned business model and the current focus of its business strategy involves the marketing of products designed for operation in the fruit and vegetable reseller and producer markets. Any recessionary pressures or other disturbances in such markets could have an adverse effect on the Company's operations.

Goodwill
--------

     The Company has classified as goodwill the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Goodwill is being amortized on a straight line method over a five year life. No amortization has been charged to operations through April 30, 1999, as the acquisition occurred at the end of this period.

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        APRIL 30, 1999, DECEMBER 31, 1998
               AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                            (SEE ACCOUNTANTS' REPORT)


NOTE  1  -  SUMMARY  OF  SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
------------------------------------------------------------------------------
Continued

Risks  and  Uncertainties
-------------------------

     The Company has not yet generated sufficient revenue and has funded its operation primarily through the issuance of equity. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for new technologies and products. These risks include the inability of the Company to market its products effectively to generate sales, the rejection of the Company's products by consumers and other end product users, the failure to expand its sales and marketing efforts to a national or international basis, as well as other risks and uncertainties.

     The Company experienced losses for every year since its inception in 1984 and had an accumulated deficit at April 30, 1999. Sufficient equity capital has been raised throughout those years to fund operations. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, will be obtained on terms favorable to or affordable by the Company. Failure to raise additional capital when needed could have a material adverse effect on the Company's business, results of operations and financial condition

Property  and  Equipment
------------------------

     Property and equipment are stated at cost. Depreciation, which includes the amortization of assets recorded under capital leases, is calculated using the straight line method over estimated useful lives of 5-15 years, or the lease term, whichever is shorter. There was no depreciation or amortization expense for any of the periods presented in the financial statements.

New  Accounting  Standards
--------------------------

     In June, 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized loss on marketable securities. The Company implemented SFAS No. 130 for its fiscal year 1999, but since it has no items of comprehensive income, no presentation is required.

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        APRIL 30, 1999, DECEMBER 31, 1998
               AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                            (SEE ACCOUNTANTS' REPORT)


NOTE  1  -  SUMMARY  OF  SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
------------------------------------------------------------------------------
Continued

New  Accounting  Standards  -  Continued
--------------------------

     In June, 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an enterprise and Related Information. SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company has determined that segment disclosures are not appropriate because the Company operates in only one segment.

     In June, 1998, the Financial Accounting Standards Board issued SFAS 131, Accounting for Derivative Instruments and Hedging Activities, however, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's consolidated financial statements.

NOTE  2  -  CONSIDERATIONS  RELATED  TO  CONTINUED  EXISTENCE
-------------------------------------------------------------

     The Company has not yet generated significant revenue and has funded its operations through the issuance of equity. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. The acquisition of Food Safety Systems, Inc. in April, 1999 is viewed by management as a significant step in the ultimate realization of profitable operations. However, additional capital will be needed to fund the start up operations of the Food Safety Systems product line. There can be no assurance that the Company will be able to obtain additional funding, and, if available, that the funding will be obtained on terms favorable to or affordable by the Company. The Company's management is exploring several funding options and expects to raise additional capital through private placements to continue to develop the Company's operations around its business plan. Ultimately, however, the company will need to achieve profitable operations in order to continue as a going concern. The Company incurred net losses of $54,071 since its inception, and has an accumulated deficit of $54,071 at April 30, 1999.

     These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        APRIL 30, 1999, DECEMBER 31, 1998
               AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                            (SEE ACCOUNTANTS' REPORT)


NOTE  3  -  ACQUISITIONS
------------------------

     On  April  26,  1999,  the  Company  entered  into  a Plan and Agreement of
Reorganization with Food Safety Systems, Inc. in a business combination accounted for as a purchase. Under the Plan, the Company exchanged 335,000 shares of its common stock with no par value for 100% or 1,500 shares of the common stock of Food Safety Systems, Inc. Food Safety Systems, Inc. is in the process of implementing its business plan to market technology and machinery related to the treatment of fresh fruits and vegetables in an effort to increase their shelf life and eliminate microbial pathogens. The total cost of the acquisition was valued at $167,500 based on the approximate fair market value of the common stock at the date of acquisition. The acquisition was accounted for using the purchase method of accounting and resulted in the assumption of net liabilities of $79,416. The purchase price was allocated substantially to acquired goodwill and equipment acquired in the acquisition.

     The following summarized pro forma (unaudited) information assumes the acquisition had occurred on January 1, 1999:

Net Sales. . . . .  $        27,500
                    ================

Net Loss . . . . .  $        97,582
                    ================

Net Loss per Share  $          (.02)
                    ================

     On July 23, 1998, the Company entered into a Plan and Agreement of Reorganization with Medical Information Synthesis Systems, Inc. in a business combination accounted for as a purchase. Under the Plan, the Company exchanged 2,550,000 shares of its common stock with no par value for 100,000 shares of the common stock of Medical Information Synthesis Systems, Inc. During 1999, the acquisition transaction was rescinded in its entirety, and the 2,550,000 shares issued were returned to the Company and canceled.

NOTE  4  -  INCOME  TAXES
-------------------------

     Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        APRIL 30, 1999, DECEMBER 31, 1998
               AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                            (SEE ACCOUNTANTS' REPORT)


NOTE  4  -  INCOME  TAXES  -  Continued
-------------------------

     Amounts  for  deferred  tax  assets  are  as  follows:

                                           Four
                                          Months           Year         Inception
                                           Ended           Ended         Through
                                         April 30,       Dec. 31,       April 30,
                                           1999            1998           1999
                                      ---------------  -------------  -------------
Deferred tax asset, net of valuation
  allowance of $48,609 in 1999,
  and $15,431 in 1998. . . . . . . .  $             -  $           -  $           -
                                      ===============  =============  =============

     The following temporary differences gave rise to the deferred tax asset at April 30, 1999 and December 31, 1998:

                                              Four
                                             Months            Year         Inception
                                             Ended            Ended          Through
                                           April 30,         Dec. 31,       April 30,
                                              1999             1998            1999
                                        ----------------  --------------  --------------
Tax benefit of net operating loss
  carryforward . . . . . . . . . . . .  $        38,749   $       5,571   $      38,749

Stock issued for services, deferred
  for tax since no income inclusion
  reported by recipient. . . . . . . .            9,860           9,860           9,860
                                        ----------------  --------------  --------------
                                                 48,609          15,431          48,609
Valuation allowance for judgement of
  realizability of net operating loss
  and services carryforwards to future
  years. . . . . . . . . . . . . . . .          (48,609)        (15,431)        (48,609)
                                        ----------------  --------------  --------------

  Net Deferred Tax Asset . . . . . . .  $             -   $           -   $           -
                                        ================  ==============  ==============

     Assuming that the Company is unable to deduct as expenses the services rendered to it in exchange for common stock, the Company can carry forward
$113,968  in  net  operating  losses  as  follows:

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        APRIL 30, 1999, DECEMBER 31, 1998
               AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                            (SEE ACCOUNTANTS' REPORT)


NOTE  4  -  INCOME  TAXES  -  Continued
-------------------------

Year Ended
December 31,
-------------
1999. . . . .  $    200
2012. . . . .     2,489
2013. . . . .    13,697
2013. . . . .    97,582
               --------
               $113,968
               ========

     If such expenses could be deducted, the net operating loss carryforward would be increased by $29,000.


NOTE  5  -  COMMON  STOCK
-------------------------

     During the period ended April 30, 1999, the Company completed a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 2,000,000 shares of common stock at $.01 per share. All 2,000,000 shares were sold resulting in proceeds to the Company of $12,000, net of offering costs of $8,000.


NOTE  6  -  NOTES  PAYABLE  TO  RELATED  PARTIES
------------------------------------------------

     Short-term notes payable to related parties consisted of the following amounts at April 30, 1999 and December 31, 1998:

                                               1999            1998
                                           -------------  ---------------
Note payable to related party acquired
  in acquisition of Food Safety Systems,
  Inc., note dated April 15, 1999 bearing
  interest at 8% per annum, maturity on
  April 15, 2000, unsecured . . . . . . .         96,030                -
                                           -------------  ---------------

                                           $      96,030  $             -
                                           =============  ===============

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        APRIL 30, 1999, DECEMBER 31, 1998
               AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                            (SEE ACCOUNTANTS' REPORT)


NOTE  7  -  CAPITAL  LEASE  OBLIGATIONS
---------------------------------------

     The Company has spraying and monitoring system equipment with a net book value of $60,270 (accumulated depreciation of $16,876) under capital leases at April 30, 1999.

     Capital lease obligations consisted of the following amounts at April 30, 1999 and December 31, 1998:

                                                      1999             1998
                                                  -------------  ----------------
Capital lease payable to Farm Credit Leasing,
  dated June 26, 1998, payable at $1,909 per
  month, including interest imputed at 12.08%
  per annum, maturity June, 2002, secured
  by leased equipment, original lease executed
  by Karney & Associates, a sole proprietorship
  that was predecessor of Food Safety Systems. .  $     65,296   $              -
                                                  -------------  ----------------
                                                        65,296                  -
Less Current Portion . . . . . . . . . . . . . .       (15,878)                 -
                                                  -------------  ----------------
            Long Term Capital Lease Obligation .  $     49,418   $              -
                                                  =============  ================

     Minimum future lease payments under the capital leases as of April 30, 1999, for each of the next five years and in aggregate is as follows:

                          Year ended
                           April 30,          Amount
                          ----------       ------------
                                     2000  $    22,903
                                     2001       22,903
                                     2002       22,903
                                     2003       11,532
                      2004 and thereafter            -
                                           ------------
                                                80,241
  Less: amount representing interest. . .      (14,945)
                                           ------------

  Present value of minimum lease payments  $    65,296
                                           ============

     The interest rate on the capitalized lease, in the amount of 12.075%, is imputed based on the lessor's implicit rate of return.

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        APRIL 30, 1999, DECEMBER 31, 1998
               AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                            (SEE ACCOUNTANTS' REPORT)


NOTE  8  -  COMMITMENTS
-----------------------

LEASES

     The Company leases an automobile and a copy machine under non-cancelable operating leases. The following is a schedule, by years, of the future minimum lease payments under operating leases, together with the net minimum lease payments as of April 30, 1999.

Years ending April 30,
----------------------
2000 . . . .  $    9,574
2001 . . . .       5,478
2002 . . . .           -
2003 . . . .           -
2004 . . . .           -
  Thereafter           -
              ----------

  Totals . .  $   15,052
              ==========

     Rental expense for all operating leases was $-0- and $-0- for the four months ended April 30, 1999 and the year ended December 31, 1998, respectively, since the leases were acquired as part of the acquisition of Food Safety Systems, Inc., which did not occur until the end of April, 1999.


NOTE  9  -  FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS
---------------------------------------------------

     Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments" ("SFAS No. 107"), requires disclosure of the fair value of financial instruments. The estimated fair value amounts have been determined by the Company using available market value information and appropriate methodologies. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. Estimated fair values of the Company's financial instruments as of April 30, 1999 and December 31, 1998 are the same as their carrying amount.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such values:

     For cash and cash equivalents, accounts receivable, notes payable, and capital leases, the carrying amount reported in the consolidated balance sheets is considered to be a reasonable estimate of fair value based on interest rates of similar financial instruments in the marketplace.

                             DIVERSIFIED FUNDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        APRIL 30, 1999, DECEMBER 31, 1998
               AND INCEPTION (NOVEMBER 25, 1983) TO APRIL 30, 1999
                            (SEE ACCOUNTANTS' REPORT)


NOTE  10  -  YEAR  2000  ISSUES
-------------------------------

     Because many computer systems and programs use only two digits to record the year in date fields, such systems may not be able to accurately process dates including the year 2000 and after. The effects of this problem will vary from system to system and may result in a major system failure, or adversely affect a company's operations as well as the ability to prepare financial statements.

     In order to determine the impact that Year 2000 issues have on the Company,
(1) a complete assessment of all systems potentially affected by Year 2000 issues needs to be completed, and (2) management needs to determine the consequences that its Year 2000 issues would have on its business, results of operations, and financial condition. The Company's assessment of its Year 2000 issues includes addressing whether third parties with whom the Company has a material relationship are Year 2000 compliant.

     At the current time, the Company has not conducted a comprehensive review of the computer systems of its recently acquired subsidiary to identify the systems that could be affected by the Year 2000 issue and is developing an implementation plan to resolve the issue. In addition, the Company has not yet begun the process of identifying all third parties with whom the Company has a material relationship so that they may determine if such parties are Year 2000 compliant. The Company presently believes that, with modifications to existing software and conversion to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. However, if such modifications and conversions are not completed timely, the Year 2000 may have a material impact on the operations of the Company. Additionally, if the Company's customers and vendors are unable to resolve such processing issues in a timely manner, it could result in material financial risk.

NOTE  11  -  SUBSEQUENT  EVENTS
-------------------------------

     On May 28, 1999, the Company entered into a commitment to purchase a produce packing line to be used by the Company. The terms of the purchase commitment require a 50% down payment at the time of acceptance, and the balance due within 10 days. The total cost of the equipment was $48,440.